UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: April 30, 2007                       /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO

--------------------------------------------------------------------------------



                             CENTRASIA MINING CORP.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007

                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Centrasia Mining Corp. for the nine months ended February 28, 2007 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             CENTRASIA MINING CORP.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                   FEBRUARY 28,       MAY 31,
                                                       2007            2006
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                  2,340,762       1,256,758
Amounts receivable                                       76,844          14,378
Prepaids                                                 25,407          36,927
                                                   ------------    ------------
                                                      2,443,013       1,308,063
EQUIPMENT, less accumulated amortization
    of $49,229 (May 31, 2006 - $14,435)                 132,505         142,975

UNPROVEN MINERAL INTERESTS (Note 4)                   1,395,604         803,386
                                                   ------------    ------------
                                                      3,971,122       2,254,424
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                144,167         155,054
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                                6,282,990       3,490,004

CONTRIBUTED SURPLUS (Note 7)                            877,210         187,435

DEFICIT                                              (3,333,245)     (1,578,069)
                                                   ------------    ------------
                                                      3,826,955       2,099,370
                                                   ------------    ------------
                                                      3,971,122       2,254,424
                                                   ============    ============

SUBSEQUENT EVENTS (Note 11)





APPROVED BY THE DIRECTORS


/s/ DOUGLAS TURNBULL      , Director
--------------------------
/s/ NICK DEMARE           , Director
--------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                           FEBRUARY 28,                    FEBRUARY 28,
                                                   ----------------------------    ----------------------------
                                                       2007            2006            2007            2006
                                                         $               $               $               $

EXPENSES

Accounting and administrative                            15,750          18,238          61,650          47,083
Amortization                                             11,936           8,544          33,634          10,493
Audit                                                    16,456          (9,264)         16,456          12,260
Corporate development                                     4,516          15,030          67,263          28,353
Corporate finance fee                                         -               -               -          65,000
General exploration                                       9,718               -          16,378               -
Interest on indebtedness                                      -               -               -          11,532
Investor relations                                       10,000           7,500          19,300           8,750
Legal                                                    17,607          16,087          42,042          41,315
Management fees                                           8,248          12,813          35,278          43,793
Office                                                   15,416           8,953          76,218          26,930
Professional fees                                        75,338          17,655         207,288          58,769
Property due diligence                                   (4,675)         62,174          99,242          62,174
Regulatory fees                                          22,196             803          29,156          10,880
Rent                                                     13,193           7,943          37,933          15,815
Salaries and benefits                                    74,340          36,660         184,729          54,104
Shareholder costs                                         1,313             325           2,856             922
Stock-based compensation (Note 6)                       513,370          10,250         671,668          68,625
Transfer agent                                            3,105           2,234          12,160          17,876
Travel                                                   28,849          32,945         119,481          95,461
                                                   ------------    ------------    ------------    ------------
                                                        836,676         248,890       1,732,732         680,135
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (836,676)       (248,890)     (1,732,732)       (680,135)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                12,658           7,643          22,803          10,799
Foreign exchange                                          4,380          (7,082)          7,112         (14,055)
Write-off of unproven
     mineral interests (Note 4(b))                      (52,359)              -         (52,359)              -
                                                   ------------    ------------    ------------    ------------
                                                        (35,321)            561         (22,444)         (3,256)
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                                    (871,997)       (248,329)     (1,755,176)       (683,391)
                                                   ============    ============    ============    ============

BASIC AND DILUTED
     LOSS PER COMMON SHARE                               $(0.04)         $(0.02)         $(0.10)         $(0.06)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       21,068,856      16,190,023      18,164,824      11,216,748
                                                   ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                           FEBRUARY 28,                    FEBRUARY 28,
                                                   ----------------------------    ----------------------------
                                                       2007            2006            2007            2006
                                                         $               $               $               $


DEFICIT - BEGINNING OF PERIOD                        (2,461,248)       (806,464)     (1,578,069)       (237,369)

Net liabilities of legal parent assumed at time of
     recapitalization (Note 3)                                -               -               -        (134,033)
                                                   ------------    ------------    ------------    ------------
                                                     (2,461,248)       (806,464)     (1,578,069)       (371,402)

LOSS FOR THE PERIOD                                    (871,997)       (248,329)     (1,755,176)       (683,391)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (3,333,245)     (1,054,793)     (3,333,245)     (1,054,793)
                                                   ============    ============    ============    ============







          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                           FEBRUARY 28,                    FEBRUARY 28,
                                                   ----------------------------    ----------------------------
                                                       2007            2006            2007            2006
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                    (871,997)       (248,329)     (1,755,176)       (683,391)
Adjustments for items not involving cash
    Amortization                                         11,936           8,544          33,634          10,493
    Write-off of unproven mineral interests              52,359               -          52,359               -
    Corporate finance fee                                     -               -               -          65,000
    Stock-based compensation                            513,370          10,250         671,668          68,625
                                                   ------------    ------------    ------------    ------------
                                                       (294,332)       (229,535)       (997,515)       (539,273)
Decrease (increase) in amounts receivable               (68,392)         (5,340)        (62,466)        (20,441)
Decrease (increase) in prepaids                          12,934         (15,987)         11,520         (26,601)
Increase (decrease) in accounts payable
    and accrued liabilities                             (55,137)          6,566         (10,887)        (56,240)
                                                   ------------    ------------    ------------    ------------
                                                       (404,927)       (244,296)     (1,059,348)       (642,555)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Cash assumed on recapitalization                              -               -               -         404,139
Option on BMC, prior to acquisition                           -               -               -         (84,139)
Additions to equipment                                   (1,375)        (16,137)        (23,164)        (77,528)
Additions to unproven mineral interests                 (23,730)       (107,287)       (299,077)       (176,435)
                                                   ------------    ------------    ------------    ------------
                                                        (25,105)       (123,424)       (322,241)         66,037
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Advances from legal parent,
    prior to recapitalization                                 -               -               -          84,485
Indebtedness                                                  -               -               -         (18,125)
Issuance of common shares                             2,412,277          41,950       2,533,252       2,303,950
Share issue costs                                       (67,659)              -         (67,659)       (219,443)
                                                   ------------    ------------    ------------    ------------
                                                      2,344,618          41,950       2,465,593       2,150,867
                                                   ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN CASH FOR THE PERIOD            1,914,586        (325,770)      1,084,004       1,574,349

CASH - BEGINNING OF PERIOD                              426,176       1,922,753       1,256,758          22,634
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                  2,340,762       1,596,983       2,340,762       1,596,983
                                                   ============    ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - Note 10



          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         The Company's principal business activity is the sourcing, exploration and development of mineral properties in the Kyrgyz Republic and other countries in Central Asia. See also Note 3.

         The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as unproven mineral interests represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

         These interim consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the interim consolidated financial statements.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. These interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       RECAPITALIZATION

         On September 14, 2005 (the "Effective Date"), the Company purchased all of the issued and outstanding common shares of 0724000 BC Ltd. ("724 BC") in exchange for common shares of the Company on a one-for- one basis. The transaction resulted in the former shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

         (i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book value;

         (ii) control of the net assets of the Company was acquired on September 14, 2005. The transaction has been accounted as a purchase of the assets and liabilities of the Company by 724 BC. The assets and liabilities of the Company have been recorded at their fair values; and

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       RECAPITALIZATION (continued)

         (iii) the interim consolidated statements of operations and deficit and cash flows for the nine months ended February 28, 2006, include 724 BC's results of operations and cash flows for the nine months ended February 28, 2006, and the Company's results of operations and cash flows from the Effective Date.


4.       UNPROVEN MINERAL INTERESTS


                                                 FEBRUARY 28, 2007                                 MAY 31, 2006
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $

         Bulakashu Gold Property        853,338         374,659       1,227,997         645,838         133,654         779,492
         Other                          138,000          29,607         167,607               -          23,894          23,894
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                        991,338         404,266       1,395,604         645,838         157,548         803,386
                                   ============    ============    ============    ============    ============    ============

         (a) On September 24, 2004 and amended July 8, 2005, the Company entered into an option agreement (the "Marsa Option") with Marsa Gold Corp. ("Marsa") whereby Marsa granted an option to the Company to acquire a 100% interest in Bulakashu Mining company ("BMC"). In November 2005, Marsa arranged for the recording of an exploration license on the Eastern Sary Jaz Property, located in the northeastern region of the Kyrgyz Republic, in BMC.

                  On January 6, 2006, the Company, Magellan Gold (BVI) Inc., BMC and Marsa entered into an option agreement (the "Bulakashu Option Agreement"), replacing the Marsa Option, whereby BMC transferred its ownership interest in the Bulakashu Gold Property back to Marsa. Marsa then assigned all of its interests to Kantanna Company Limited ("Kantanna"). As a result BMC now holds an option to acquire a 100% interest in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option, and directly hold the exploration licenses on the Eastern Sary Jaz Property. The Company has issued 200,000 common shares, at a fair value of $96,000, to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company.

                  On December 14, 2006, the Bulakashu Option Agreement was modified to extend the timing of certain of the Commitments. In order to exercise the Bulakashu Option Agreement in full, the Company has made cash payments totalling US $120,000 and is required to issue 1,025,000 common shares as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property (collectively the "Commitments") of US $2,200,000 and $200,000, as follows:

                                                       SHARE
                  DATE                               ISSUANCES              COMMITMENTS
                                                                   ----------------------------
                                                                       US $              $

                  Signing of agreements                       -         110,000               -
                  Closing of acquisition                200,000               -               -
                  December 31, 2005                           -               -         200,000
                  January 2, 2006                       200,000               -               -
                  December 31, 2006                     250,000         200,000               -
                  December 31, 2007                     375,000       1,140,000               -
                  December 31, 2008                           -         750,000               -
                                                   ------------    ------------    ------------
                                                      1,025,000       2,200,000         200,000
                                                   ============    ============    ============

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       UNPROVEN MINERAL INTERESTS (continued)

                  During the nine months ended February 28, 2007, the Company issued 250,000 common shares, at a fair value of $207,500, to Kantanna under the Marsa Option.

                  Marsa and Kantanna are private corporations owned by a director of the Company.

         (b) On August 25, 2006, the Company entered into a property and option agreement (the "Turgeldy Option") to acquire a 100% interest in all rights and title to the Turgeldy (the "Turgeldy Property"), subject to a 1% net smelter royalty to the optionor. The Turgeldy Property is located immediately north of and is contiguous with the Eastern Sary Jaz Property. Under the terms of the Turgeldy Option the Company has issued 60,000 common shares, at a fair value of $42,000, and had until February 25, 2007, to exercise the Turgeldy Option by payment of US $30,000 and issuance of an additional 90,000 common shares. The Company has withdrawn from the Turgeldy Option and, accordingly, has wirtten-off $52,359 in costs.


5.       SHARE CAPITAL


         Authorized - unlimited common shares without par value

         Issued:                                        FEBRUARY 28, 2007                  MAY 31, 2006
                                                   ----------------------------    ----------------------------
                                                     NUMBER OF        AMOUNT         NUMBER OF        AMOUNT
                                                      SHARES             $            SHARES             $

         Balance, beginning of period                16,559,017       3,490,004       3,700,100          23,111
                                                   ------------    ------------    ------------    ------------
         Adjustment of shares to reflect shares
             of the legal parent at time of
                 recapitalization                             -               -       2,101,523               -
         Issued for cash
             Private placement                        4,000,000       2,000,000       4,375,000         875,000
             Offering                                         -               -       3,076,923       2,000,000
             Exercise of warrants                     1,303,331         527,348         246,603         140,100
             Exercise of agent's option                   8,200           5,904         126,974          91,421
         Issued for agent's commission                                                  198,556         129,061
         Issued for corporate finance fee                     -               -         100,000          65,000
         Issued for unproven mineral
             interests (Note 4)                         510,000         345,500         400,000         230,000
         Issued for indebtedness                              -               -       2,000,000         400,000
         Issued for finder's fee                        113,750          37,537         233,338          46,668
         Reallocation from contributed surplus
             on exercise of agent's option                    -           1,230               -          19,046
                                                   ------------    ------------    ------------    ------------
                                                      5,935,281       2,917,519      12,858,917       3,996,296
         Share issue costs incurred on
             recapitalization                                 -               -               -        (233,672)
         Share issue costs on private
             placement and offering                           -        (124,533)              -        (295,731)
                                                   ------------    ------------    ------------    ------------
                                                      5,935,281       2,792,986      12,858,917       3,466,893
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      22,494,298       6,282,990      16,559,017       3,490,004
                                                   ============    ============    ============    ============

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       SHARE CAPITAL (continued)

         (a) During the nine months ended February 28, 2007, the Company completed a non-brokered private placement of 4,000,000 units at a price of $0.50 per unit, for gross proceeds of $2,000,000. Each unit comprised one common share and one-half share purchase warrant, with each full warrant entitling the holder to purchase an additional common share at a price of $0.75 per share on or before June 20, 2008.

                  The Company has paid the agent $56,875 cash and issued 113,750 units, at a fair value of $56,875 as finders' fees. The units issued to the agent have the same terms as the units issued under the private placement. The Company also paid additional share issue costs of $30,121 in related legal and filing fees. The fair value of the agent warrants has been estimated using the Black-Scholes option pricing model The assumptions used were: dividend yield - 0%; expected volatility - 82%; a risk-free interest rate of 3.97%; and an expected life of 1.5 years. The value assigned to the 56,375 agent warrants was $19,338.

                  Certain directors have purchase 2,120,000 units.

         (b) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at February 28, 2007 and 2006, and the changes for the nine months ended February 28, 2007 and 2006, is as follows:

                                                               2007                            2006
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

                  Balance, beginning of period        7,779,623         0.48                  -           -
                      Issued                          2,060,975         0.75          7,962,739         0.48
                      Exercised                      (1,303,331)        0.40           (140,000)        0.30
                                                   ------------                    ------------
                  Balance, end of period              8,537,267         0.61          7,822,739         0.49
                                                   ============                    ============

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's outstanding and exercisable warrants at February 28, 2007:

                                        EXERCISE
                     NUMBER               PRICE            EXPIRY DATE
                                            $

                     1,630,392            0.78             April 28, 2007
                     4,850,000            0.40             September 14, 2007
                     2,056,875            0.75             June 20, 2008
                  ------------
                     8,537,267
                  ============

         (c) As at February 28, 2007, an aggregate 3,626,266 common shares were held in escrow in accordance with the rules of the TSX Venture Exchange.

         (d)      See also Notes 4 and 11.

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         On November 17, 2006, the Company received shareholder approval of an amendment to the Company's stock option plan (the "Plan") which allows the Company to grant a maximum number of 3,374,000 stock options.

         During the nine months ended February 28, 2007, the Company granted 965,000 (2006 - 2,435,000) stock options to the Company's directors, employees and consultants. The stock options vest over 18 months and the Company recorded compensation expense of $671,668 (2006 - $68,625) on the vested portions.

         The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the nine months ended February 28, 2007 and 2006:

                                                  2007                  2006

         Risk-free interest rate              3.97% - 4.08%            3.21%
         Estimated volatility                   76% - 82%               79%
         Expected life                           5 years             2.5 years
         Expected dividend yield                   0%                    0%

         The weighted average fair value of stock options granted during the period to the Company's directors, employees and consultants was $0.70 (2006 - $0.11) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at February 28, 2007 and 2006 and the changes for the nine months ending on those dates is as follows:

                                                               2007                            2006
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning of period                 2,435,000         0.22                  -          -
         Granted                                        965,000         0.80           2,435,000        0.22
         Cancelled / Expired                           (100,000)        0.79                  -          -
                                                   ------------                    ------------
         Balance, end of period                       3,300,000         0.35          2,435,000         0.22
                                                   ============                    ============

         The Company has also agreed, subject to Company shareholder approval, to grant stock options to a director to purchase 200,000 common shares at a price of $0.60 per share for a term of five years. As at February 28, 2007, the Company has not yet obtained Company shareholder approval.

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The following table summarizes information about the stock options outstanding and exercisable at February 28, 2007:

            NUMBER            NUMBER       EXERCISE
         OUTSTANDING       EXERCISABLE       PRICE         EXPIRY DATE
                                               $

           2,335,000         1,751,250        0.20         September 14, 2010
             200,000           100,000        1.15         February 8, 2011
             100,000            50,000        1.15         February 17, 2011
             665,000           146,250        0.70         September 14, 2011
         -----------       -----------
           3,300,000         2,047,500
         ===========       ===========


7.       CONTRIBUTED SURPLUS

         Contributed surplus for the nine months ended February 28, 2007 and 2006, is comprised of the following:

                                                       2007            2006
                                                         $               $

         Balance, beginning of period                   187,435               -
         Stock based compensation on stock
             options (Note 6)                           671,668          68,625
         Stock based compensation on agent's
             warrants (Note 5)                           18,107               -
                                                   ------------    ------------
         Balance, end of period                         877,210          68,625
                                                   ============    ============


8.       RELATED PARTY TRANSACTIONS

         During the nine months ended February 28, 2007 and 2006, the Company incurred the following costs with a law firm controlled by an officer, private companies related by way of common directors and a director/officer, as follows:

                                                       2007            2006
                                                         $               $

         Management fees                                 59,350          52,675
         Legal                                           30,465          72,795
         Accounting and administrative                   61,650          47,083
         Professional fees                              128,744         108,948
                                                   ------------    ------------
                                                        280,209         281,501
                                                   ============    ============

         Management fees have either been expensed to operations or capitalized to unproven mineral interests based on the nature of the expenditure.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

         See also Note 4.

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


9.       SEGMENTED INFORMATION

         The Company operates in one industry segment, the exploration of unproven mineral interests. The Company's current unproven mineral interests are located in Central Asia and its corporate assets are located in Canada.

                                                  FEBRUARY 28, 2007
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $
         Exploration activities
             (Central Asia)           1,661,832               -        (324,880)
         Corporate (Canada)           2,308,290          22,803      (1,430,296)
                                   ------------    ------------    ------------
                                      3,971,122          22,803      (1,755,176)
                                   ============    ============    ============

                                                   MAY 31, 2006
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $


         Exploration activities
             (Central Asia)             985,119               -        (116,057)
         Corporate (Canada)           1,269,305          19,455      (1,090,610)
                                   ------------    ------------    ------------
                                      2,254,424          19,455      (1,206,667)
                                   ============    ============    ============


10.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during the nine months ended February 28, 2007 and 2006 are as follows:

                                                                       2007            2006
                                                                         $               $

         Financing activities
             Contributed surplus                                         19,338               -
             Common shares issued for corporate finance fee                   -          65,000
             Common shares issued for recapitalization costs                  -          46,668
             Common shares issued for unproven mineral interests        345,500         248,000
             Common shares issued for share issue costs                  37,537         129,061
             Share issue costs                                          (56,875)       (129,061)
             Common shares issued for indebtedness                            -         400,000
             Indebtedness                                                     -        (400,000)
                                                                   ------------    ------------
                                                                        345,000         359,668
                                                                   ============    ============

         Investing activity
             Unproven mineral interests                                (345,000)       (248,000)
                                                                   ============    ============

         Operating activities
             Reorganization costs                                             -         (46,668)
             Corporate finance fee                                            -         (65,000)
                                                                   ------------    ------------
                                                                              -        (111,668)
                                                                   ============    ============

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


10.      SUPPLEMENTARY CASH FLOW INFORMATION (continued)

         Other supplementary cash flow information:

                                                       2007            2006
                                                         $               $

         Interest paid in cash                                -          37,975
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============


11.      SUBSEQUENT EVENT

         Subsequent to February 28, 2007, the Company issued 878,803 common shares for proceeds of $393,321 on the exercise of warrants and options.

                                                                      SCHEDULE I

                             CENTRASIA MINING CORP.
           INTERIM CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                      (UNAUDITED - PREPARED BY MANAGEMENT)





                                                                                    YEAR ENDED
                                        NINE MONTHS ENDED FEBRUARY 28, 2007        MAY 31, 2006
                                   --------------------------------------------   -------------
                                     BULAKASHU         OTHER           TOTAL           TOTAL
                                         $               $               $               $

BALANCE - BEGINNING OF PERIOD           779,492          23,894         803,386               -
                                   ------------    ------------    ------------    ------------
EXPENDITURES DURING THE PERIOD

EXPLORATION COSTS
    Consultants                               -               -               -           1,644
    Drilling                             31,454               -          31,454               -
    Exploration site costs                6,215           1,932           8,147          10,815
    Field supplies                        1,411             348           1,759             873
    Fuel                                 35,130           1,017          36,147          12,951
    Geological                           32,140           4,463          17,116          73,162
    Geophysics                           12,653               -          35,652          13,333
    Laboratory and sampling              35,652           7,910          40,050           9,552
    Mapping                               8,191           5,674          13,865               -
    Repair and maintenance                3,339               -           3,339           1,245
    Salaries and benefits                66,472          35,929         102,401          30,071
    Travel                                8,348             799           9,147           3,902
                                   ------------    ------------    ------------    ------------
                                        241,005          58,072         299,077         157,548
                                   ------------    ------------    ------------    ------------
ACQUISITION COSTS
    Option payment                            -               -               -          46,440
    Acquisition of BMC                        -               -               -         369,398
    Issuance of common shares           207,500         138,000         345,500         230,000
                                   ------------    ------------    ------------    ------------
                                        207,500         138,000         345,000         645,838
                                   ------------    ------------    ------------    ------------
                                        448,505         196,072         644,577         803,386
                                   ------------    ------------    ------------    ------------
BALANCE BEFORE WRITE-OFF              1,227,997         219,966       1,447,963         803,386

WRITE-OFF                                     -         (52,359)        (52,359)              -
                                   ------------    ------------    ------------    ------------
BALANCE - END OF PERIOD               1,227,997         167,607       1,395,604         803,386
                                   ============    ============    ============    ============

                             CENTRASIA MINING CORP.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at April 23, 2007 and should be read in conjunction with the interim consolidated financial statements and accompanying notes for the nine months ended February 28, 2007 of Centrasia Mining Corp. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a junior mineral exploration company actively engaged in the acquisition, exploration and development of mineral properties located in Kyrgyz Republic and other countries in Central Asia, Eastern Europe and Russia. On September 14, 2005, the Company completed a recapitalization whereby it purchased all of the issued and outstanding common shares of 0724000 B.C. Ltd. ("724 BC") in exchange for common shares of the Company on a one-for-one basis (the "Acquisition").

724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. The sole asset of BMC was a license permitting the exploration of an area in the north-central part of the Kyrgyz Republic, covering approximately 240 square kilometres (the "Bulakashu Gold Property"). The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property.

The completion of the Acquisition and issuance of Company shares on the purchase of $400,000 of indebtedness of 724 BC resulted in the 724 BC shareholders holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the Acquisition was treated as a reverse takeover and effective September 14, 2005, the financial statements were treated for accounting purposes as a recapitalization. See "Selected Financial Data" for further discussion.

In November 2005, the Company agreed to reorganize its arrangement to acquire its interest in the Bulakashu Gold Property, replacing the Marsa Option, whereby BMC has transferred its ownership interest in Bulakashu Gold Property back to Marsa. Marsa then assigned all of its interests to Kantanna Company Limited ("Kantanna"). Both Marsa and Kantanna are owned by Mr. Oleg Kim, a director of the Company. As a result, BMC now holds an option to acquire a 100% interest in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option and directly hold the exploration licenses on the Eastern Sary Jaz Property. The Company issued 200,000 common shares to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company.

The Company currently is a reporting issuer in British Columbia and Alberta. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "CTM", the Frankfurt Stock Exchange Open Market under the trading symbol "C8M" and on the OTCBB under the symbol "CTMHF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

MANAGEMENT ADDITIONS

On December 6, 2006, Mr. Damien E. Reynolds was appointed to the board of Directors. Mr. Reynolds brings over twenty years of experience in the junior resource sector to the board. He is the Chairman of Buffalo Gold Ltd., and serves as the executive Chairman of Tournigan Gold Corporation, the Chairman of Bayswater Ventures Corp. and Chairman and CEO of Longview Strategies Incorporated.

On March 15, 2007, the Company announced the creation of an advisory board and appointed Mr. Brian McEwen, P. Geol and Mr. Ken Kuchling, P. Eng as its initial members.

Mr. McEwen has over 25 years of mineral exploration and production experience including project management, economic evaluation and mine planning for various mining concerns throughout the world. Mr. McEwen was the former Manager of Mineral Projects for Norwest Corporation. Prior to that, Mr. McEwen consulted for AMEC Inc. as their Manager of Geology for Latin America, and was involved in numerous deposit evaluations including the Spence deposit (BHP Billiton), the Lomas Bayas deposit (Falconbridge), and the Quebrada Blanca deposit (Teck/Cominco). Mr. McEwen is currently the President of Buffalo Gold Ltd. and Dynasty Gold Corp. Mr. McEwen is a Professional Geoscientist, registered with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

Mr. Kuchling has more than 25 years of mine engineering experience with operating mines and consulting firms. This includes domestic and international assignments in production planning, mine design, scoping, pre-feasibility, feasibility studies, cost estimation, and project management. Mr. Kuchling has a Masters of Mining Engineering from the University of British Columbia (1984) and a Bachelor of Mining Engineering from McGill University (1980). He is a Professional Engineer, registered with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

EXPLORATION UPDATE

Work during the third quarter of Fiscal 2007 consisted of the evaluation of exploration results from the 2006 exploration program at the Bulakashu Project and our ongoing due diligence of potential mineral property acquisitions. Preparations are also underway for the resumption of drilling at the Karabulak and Severny Prospects at the Bulakashu Project, and the continuation of exploration at the Company's Eastern Sary Jaz and Kokjar Projects. The Company's exploration programs are carried out under the supervision of Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101. Douglas Turnbull, PGeo., the company's President, C.E.O. and a "Qualified Person" for the purposes of NI 43-101, has prepared and reviewed the technical information presented in this MD&A.

BULAKASHU PROJECT

Exploration work in 2006 largely focused on the Severny Copper-gold Prospect and the Karabulak Gold Prospect on the Company's Bulakashu Project.

On October 5, 2006, the Company released results from a continuous sequence of 1 metre chip samples collected along a newly constructed drill road at Severny. Of the 81 new sample results from the road cut, four samples assayed greater than
5.0 g/t Au, 32 samples assayed greater than 1.0 g/t Au and 44 of the 81 samples assayed greater than 0.5 g/t Au. Within this series, one mineralized interval assayed 2.27 g/t Au over 48 metres, including 1 metre intervals of 10.5 g/t Au,
7.85 g/t Au, 6.61 g/t Au and 6.64 g/t Au. Copper results from these samples were weakly anomalous with 22 of the 48 samples assaying greater than 100 ppm copper. A total of 850 samples have been collected and assayed from Severny during the 2006 exploration program. Assays received range from nil to 4.5% Cu and up to
37.7 g/t Au.

During the summer of 2006, a 15 kilometre, dipole-dipole Induced Polarization ("I.P.") survey was completed over Severny and Karabulak. The interpretation of the results defined a zone of conductivity at Severny that remains open to the north and northeast, approximately 50 to 100 metres from surface. A very strong northwest trending, linear resistivity anomaly was identified on the southwest side of the Severny Prospect area, where surface sampling returned gold values ranging from nil to 37.7 g/t Au over one metre. At Karabulak, the I.P. survey identified a northwest dipping resistivity anomaly coincident with the WSW trending, NNW dipping, silicified quartz stockwork zone exposed on surface. The resistivity anomaly indicates that the quartz stock work zone remains open to the northeast and southwest and is open at depth on the middle and western most lines, suggesting that the quartz stockwork zone exposed on surface extends at least 200 metres down dip. In addition to the I.P. survey, a total of 52 chip samples were collected from the possible extensions to the known surface mineralization at Karabulak, with results ranging from nil to 1.68 g/t Au.

Based on favourable results from the 2006 summer exploration program at Severny and Karabulak, a 1,200 metre program was proposed to test drill targets, based on surface mineralization and associated IP anomalies. Drilling was originally scheduled to commence at Severny in mid October. However the arrival of the drill rig and crew was delayed until mid- December. Due to the late start, severe winter conditions and avalanche hazards associated with the terrain at Severny, only one of the six proposed drill sites was deemed safe to drill. The remainder of the drill program has been postponed until the earliest possible start up date in the spring of 2007.

Drill hole SV06-01 intersected a broad zone of gold mineralization hosted in an alternating sequence of propylitically altered andesite and granodiorite. The mineralized interval returned an average grade of 1.15 g/t gold and anomalous copper mineralization over 50.5 metres. Drill hole SV06-01 is a vertical hole, drilled to a depth of 250 metres and collared within the southeastern portion of a 1arge 1km x 2 km zone of conductivity defined by the I.P. survey completed at Severny in the fall of 2006.

--------------------------------------------------------------------------------
DRILL HOLE        FROM       TO       INTERVAL(M)     AU (G/T)       CU (PPM)
--------------------------------------------------------------------------------
 SV06-01           33       83.5         50.5*          1.15            132
Including          48        52           4.0           5.86            248
Including          49        50           1.0          11.50            581
--------------------------------------------------------------------------------
* There is insufficient information to determine whether this interval represents true width

Within the mineralized interval reported above, two samples assayed greater than
5.0 g/t Au, 17 samples assayed greater than 1.0 g/t Au and 34 samples assayed greater than 0.50 g/t Au. Several, sporadic intervals (1 - 3 metres) of gold mineralization were also intersected from surface to 33 metres. Assays for these intervals ranged from 0.10 g/t Au to 3.94 g/t Au. Surface chip sampling at Severny last fall returned a mineralized interval of 2.27 g/t Au over 48 metres within silicified andesite along a newly exposed road cut approximately 320 metres east of drill hole SV06-01. The silicified andesite intersected in this trench and in drill hole SV06-01 is similar in appearance to the altered andesite encountered in the previous drilling and trenching at the Karabulak prospect, 1.2 kilometres to the south.

In February 2007 the Company contracted Dick Fox of Practical Geophysics, Spring Creek Nevada to provide a detailed, comprehensive interpretation of all ground geophysical data collected to date from the Severny and Karabulak Prospects on the Bulakashu Project. The interpretation will be used to finalize drill targets for the summer of 2007. A total of approximately 6000 metres of drilling has been proposed to test targets at Severny and Karabulak. It is anticipated the drilling will commence in early June 2007. The Company has contracted EDCO Drilling, a wholly owned subsidiary of TVI Pacific Inc., to provide two core rigs to conduct the drill program and upgrade the exploration camp at Bulakashu.

TURGELDY PROJECT

In August 2006, the Company entered into an agreement to acquire a 100% interest in the Turgeldy Property from Eurasian. Terms of the agreement included an immediate payment to Eurasian of 60,000 common shares of the Company for an option (the "Turgeldy Option") to acquire all rights and title to the Turgeldy exploration license, with Eurasian retaining a 1% Net Smelter Return royalty. The Company had up to six months from the date of signing to exercise the Turgeldy Option by making a cash payment of US $30,000 and issuing an additional 90,000 common shares to Eurasian. If the Company exercises the Turgeldy Option, but later decides to abandon the Turgeldy Property, Eurasian retains the right to have the property title transferred back at its own expense, and with no further obligation to the Company.

The Turgeldy Property covers an area 25 square kilometres and lies immediately north of, and is contiguous to, the Company's Eastern Sary Jaz Property. Soviet era work on the Turgeldy Property identified a tungsten skarn prospect and three, gold in stream sediment anomalies, later verified by Santa Fe Mining Company and Newmont Mining Corp. (in late 1990's).

In the Fall of 2006, Company field crews completed a preliminary mapping and sampling program at Turgeldy. A total of 64 rock chip samples were collected and analyzed, only one sample from a small vein had detectable gold (85 ppb Au, 14.2 ppm Ag, and 0.57% Cu). The Company did not feel the results from the sampling program were sufficiently encouraging to warrant the exercise of the Turgeldy option. On February 21, 2007 the Company terminated its option to acquire a 100% interest in the Turgeldy property.

PROPERTY DUE DILIGENCE

During the nine months ended February 28, 2007, the Company continued to evaluate potential acquisitions of advanced mineral projects in Central Asia, Georgia, Armenia and Russia. Although these projects lie outside of primary geographic focus of Central Asia, the Company believes these projects have significant merit and that the expertise of our current exploration team is well suited for these regions. As a result, the Company is actively reviewing these properties and has discussed terms of acquisition with the property vendors. As of April 23, 2007, the Company has not entered into any binding agreement to acquire any of these projects. Although the Company maintains a prospective portfolio of exploration projects in Kyrgyzstan, it will continue to seek opportunities in Central Asia and adjacent regions in order to expand our project portfolio.

SELECTED FINANCIAL DATA

The completion of the Acquisition and issuance of Company shares on purchase of $400,000 of indebtedness of 724 BC on September 14. 2005 (the "Effective Date") resulted in the former shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the Acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

(i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book value;
(ii) control of the net assets and business of the Company was acquired on the Effective Date. The transaction has been accounted as a purchase of the assets and liabilities of the Company by 724 BC. The assets and liabilities of the Company have been recorded at their fair values; and
(iii) the interim consolidated statements of operations and deficit and cash flow for the nine months ended February 28, 2006, include 724 BC's results of operations and cash flows for the nine months ended February 28, 2006, and the Company's results of operations and cash flows from the Effective Date.

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                            ------------------------------------   -------------------------------------------------   ----------
                                         FISCAL 2007                                  FISCAL 2006                     FISCAL 2005
                            ------------------------------------   -------------------------------------------------   ----------
                              FEB 28       NOV 30       AUG 31       MAY 31       FEB 28       NOV 30       AUG 31       MAY 31
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (836,676)    (546,706)    (349,350)    (506,197)    (248,890)    (375,809)     (63,590)     (52,311)
Other Items                    (35,321)       3,504        9,373      (17,079)         561        4,337          Nil          Nil
Net income (loss)             (871,997)    (543,202)    (339,977)    (523,276)    (248,329)    (371,472)     (63,590)     (52,311)
Basic and diluted earnings
    (loss) per share             (0.04)       (0.03)       (0.02)       (0.04)       (0.02)       (0.03)       (0.02)       (0.04)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital(deficiency)  2,298,846      349,011      770,012    1,153,009    1,601,110    1,912,119     (568,593)    (495,985)
Total assets                 3,971,122    1,832,768    1,892,855    2,254,424    2,535,132    2,516,695      418,679      335,943
Total long-term liabilities        Nil          Nil          Nil          Nil          Nil          Nil      109,160       25,000
                            ------------------------------------   -------------------------------------------------   ----------


RESULTS OF OPERATIONS

On September 14, 2005, the Company completed all the transactions under the Acquisition as described in "Company Overview" and "Selected Financial Data". The Acquisition was treated as a recapitalization and the consolidated financial statements represent a continuation of the legal subsidiary, 724 BC as the legal parent. Accordingly, as a public company, the Company has experienced a significant increase in costs during the nine months ended February 28, 2007 (the "2007 period") compared to the nine months ended February 28, 2006 (the "2006 period").

During the 2007 period, the Company recorded a loss of $1,755,176 ($0.10 per share) compared to a loss of $683,391 ($0.06 per share) for the 2006 period. The increase in the loss in the 2007 period is mainly attributed to the ongoing corporate costs as a public reporting and TSXV listed company, activities relating to the Company's exploration activities of its unproven mineral properties in the Kyrgyz Republic and ongoing reviews of and due diligence conducted on potential property acquisitions in Central Asia and the impact of non-cash stock-based compensation recognition.

General and administrative expenses of $1,732,732 were incurred during the 2007 period, an increase of $1,052,597, from $680,135 in the 2006 period. Specific expenses of note during the 2007 period and the 2006 period are as follows:

     - during the 2007 period, the Company incurred accounting, management and administrative fees of $61,650 (2006 - $47,083) provided by Chase Management Ltd. ("Chase"), a private company controlled by Mr. Nick DeMare, a director of the Company;

     - during the 2007 period, the Company incurred legal fees of $32,051 (2006 - $41,315). General legal expenses were incurred in the 2007 period mainly for the preparation of the Form 20F, whereas the Company incurred significant legal expenses in the 2006 period negotiating the terms of the Acquisition;

     - during the 2007 period the Company incurred travel costs of $119,481 (2006 - $95,461) for review of potential properties in Central Asia, numerous Company site visits and the attendance of an investment conference in Frankfurt, Germany;

     - the President is paid a minimal base salary of $5,000 per month. During the 2007 period the Company incurred total management fees of $59,350 (2006 - $52,675), of which $35,278 (2006 - $43,793) has been recorded as management fees and $24,072 (2006 - $8,882) has been capitalized to unproven mineral interests;

     - expenses such as regulatory fees, shareholder costs and office expenses have increased significantly due to the completion of the Acquisition and reporting requirements of a public company;

     - during the 2007 period, the Company incurred corporate development expenses totalling $67,263 (2006 - $28,353) for a market awareness and promotional campaign and participation in an investment conference in Frankfurt, Germany;

     - during the 2007 period, the Company paid salaries of $184,729 (2006 - $54,104) for the administrative staff in the mining offices in the Kyrgyz Republic and Kazakhstan;

     - incurred professional fees of $207,288 (2006 - $58,769) mainly for administrative services provided by consultants in the mining offices in the Kyrgyz Republic, Kazakhstan and Canada;

     - during the 2007 period, incurred property due diligence costs of $99,242. See "Exploration Update - Property Due Diligence"; and

     - recorded $671,668 (2006 - $68,625) in non-cash stock based compensation on the vested portions of stock options granted during the 2007 period.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During the 2007 period, the Company reported interest income of $22,803 compared to $10,799 in 2006. The increase is attributed to higher levels of cash held during the 2007 period.

During the 2007 period, the Company spent $299,077 on exploration  activities on
its  unproven  mineral   interests  mainly  on  the  Bulakashu   Property.   See
"Exploration Update" for further discussion.

During the 2007 period, the Company completed a non-brokered private placement of 4,000,000 units for gross proceeds of $2,000,000.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at February 28, 2007, the Company had working capital of $2,298,846. In addition, subsequent to February 28, 2007, the Company has received approximately $393,000 on the exercises of warrants and stock options. The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming 12 month period. However, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2006 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended February 28, 2007 and 2006, the Company incurred the following costs with a law firm controlled by an officer, private companies related by way of common directors and a director/officer, as follows:

                                                         2007         2006
                                                           $            $

Management fees                                           59,350       52,675
Legal                                                     30,465       72,795
Accounting and administrative                             61,650       47,083
Professional fees                                        128,744      108,948
                                                      ----------   ----------
                                                         280,209      281,501
                                                      ==========   ==========

Management fees have either been expensed to operations or capitalized to unproven mineral interests based on the nature of the expenditure.

During the nine months ended February 28, 2007, the Company issued 200,000 common shares to Kantanna as consideration for the ESJ Property and the transfer of 100% ownership of BMC to the Company and 250,000 shares to Kantanna under the Marsa Option. Marsa and Kantanna are private corporations owned by a director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

INVESTOR RELATIONS ACTIVITIES

The Company maintains a website at WWW.CENTRASIAMINING.COM and updates it on a continuous basis.

Effective February 8, 2006, the Company retained Accent Marketing Ltd. ("Accent") as its European investor relations representative. Accent's sole remuneration is a stock option granted by the Company to purchase up to 200,000 common shares at $1.15 per share for a period of five years.

Effective September 20, 2006, the Company retained Mr. David Matousek as a Corporate Advisor for a monthly fee of $3,000. During the 2007 period the Company paid a total of $16,800.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at April 23, 2007, there were 23,373,101 issued and outstanding common shares, 172,518 agent's options at an exercise price of $0.72, 3,300,000 stock options outstanding at exercises prices ranging from $0.20 to $1.15 per share and 7,708,464 warrants outstanding at exercise prices ranging from $0.40 to $0.78 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the six months ended November 30, 2006 in accordance with Canadian Generally Accepted Accounting Principles. There has been no change in the Company's disclosure controls and procedures or in the Company's internal control over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls and procedures or internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures in place as at February 28, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the design and operations of these disclosure controls and procedures were effective.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Douglas Turnbull, the President and Chief Executive Officer of Centrasia Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp., (the "Issuer") for the interim period ending February 28, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date:  April 27, 2007


/s/ DOUGLAS TURNBULL
-----------------------------------
Douglas Turnbull,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nick DeMare, Chief Financial Officer and a director of Centrasia Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp., (the "Issuer") for the interim period ending February 28, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date:  April 27, 2007


/s/ NICK DEMARE
-----------------------
Nick DeMare,
Chief Financial Officer